              [LETTERHEAD OF KRAGE & JANVEY, L.L.P. APPEARS HERE]



                               February 13, 1998





VIA EDGAR AND FAX TO (202) 942-9531
-----------------------------------


Ms. Dorine Miller
Financial Analyst
United States Securities and Exchange
  Commission
Mail Stop 4-4
Washington, D.C. 20549


      Re:  Lanstar Semiconductor Inc.
           Form 10 - EDGAR CIK - 0001002829
           --------------------------------


Dear Ms. Miller:

     Pursuant to our telephone conversations on February 12-13, 1998, and on behalf of Lanstar Semiconductor Inc. ("LSI"), I am writing to confirm that LSI is voluntarily withdrawing the Form 10 Registration Statement and Exhibits filed on December 17, 1997, via EDGAR, which would otherwise become effective on February 17, 1998.

     As we discussed, LSI is voluntarily withdrawing its Form 10 Registration Statement and Exhibits (the "Form 10") pursuant to an understanding that staff comments will be expedited upon resubmission of LSI's Form 10.

     Again, I would like to reiterate LSI's willingness to discuss any issue related to the Form 10 as evidenced by our telephone calls to Mr. Earl Sanderson. Due to the extended period of nontrading in LSI's stock, LSI is naturally eager to have its registration pursuant to Section 12(g) of the Securities Exchange Act of 1934 be declared effective as soon as possible.

     In addition, I encourage you to contact Ms. Robin Shipman, the United States Securities and Exchange Commission Branch Chief for the




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Ms. Dorine Miller
February 13, 1998
Page 2


Central Regional Office at (303) 844-1000. Ms. Shipman was involved with the initial suspension of trading in LSI's stock and is aware of LSI's efforts to file a Form 10. She has evidenced a willingness to provide assistance to the Corporate Finance Department, if requested, related to LSI's history and the reason for suspension of trading in LSI's stock.

     Your timely assistance is greatly appreciated.


                                        Very truly yours,

                                        /s/ RALPH S. JANVEY

                                        Ralph S. Janvey

RSJ/clm

cc:  Mr. Maxie R. Smith
     Chairman and Chief Executive Officer
     Lanstar Semiconductor Inc.